UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR REPORTS AN EBITDA OF $ 289,385 MILLION

MAIN FINANCIAL INDICATORS

*The figures for the six-month period of the previous year have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

Buenos Aires, August 8, 2025, the Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the period ended June 30, 2025, which show a profit of ARS 131,004 million.

Taking into consideration the impact of the implemented electricity rate adjustments, the results of operations for the period reflect an operating and financial improvement, which allowed the Company to continue making the investments necessary for maintaining and improving the quality of the service it provides, with technology and innovations, promoting responsible and efficient use of energy. This is reflected in the levels reached by our SAIDI and SAIFI indicators, as well as in the satisfaction levels of our customers.

In the first half of 2025, compared to the same period of the previous year, both revenue and the distribution margin reflect an improvement with increases of 22% and 6%, respectively.

The EBITDA resulted in a profit of ARS 289,385 million, as a consequence of the higher revenue recorded due to the restoring of the electricity rate. Without taking into consideration the results deriving from the Agreement on the Regularization of Payment Obligations, the EBITDA would result in a profit of ARS 121,165

The profit for the period as of June 30, 2025 amounted to ARS 131,004 million, also showing operating cost optimization.

As for Investments, in the first half of 2025, they amounted to ARS 163,538 million, which demonstrates Edenor’s commitment to improving service quality and expanding the service.

OPERATING INDICATORS

Electricity sales in the first half of 2025 increased 0.6% to 11,615 GWh, as compared to the 11,546 GWh sold in the same period of the previous year, whereas the number of customers increased by 1.5%.

Rolling Annual energy losses stood at 15.5% in the first half of 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 8, 2025